SUNBURST EXPLORATION INC.

BY EMAIL

May 20, 2011

Almaden Minerals Ltd.
Suite 1103-750 West Pender Street
Vancouver, BC V6C 2T8

Attention: Morgan Poliquin and Dione Bitzer

Dear Sirs:

Re: Sunburst Exploration Inc. and Almaden Minerals Ltd.
Amendment to Option Agreement – Merit Property ("Letter Agreement)

Sunburst Exploration Inc. (the "Sunburst") and Almaden Minerals Ltd. ("Almaden", collectively with Sunburst , the "Parties") are parties to the an Option Agreement dated May 21, 2010 in respect of a certain group of mineral claim tenures, known as the Merit Property, located approximately 22 kilometres west of Merritt, B.C., in the Nicola Mining Division.

The Parties wish to effect the following revisions through an amendment of the Option Agreement in accordance with the terms of this letter agreement (the "Letter Agreement").

This Letter Agreement and the amendments to the Option Agreement sets out herein are subject to regulatory approval.

1. The following Section 19.2

19.2 Time will be of the essence in the performance of this Agreement Nothwitstanding the generality of the foregoing, Sunburst agrees to proceed expeditiously with the initial public offerring and the listing referenced in in Section 3.3 (b) hereof in an expeditious manner and agrees that if such listing is not completed by May 31, 2011 then Almaden may by written notice terminate this agreement and upon giving of such notice this agreement shall be at an end and Sunburst will have no rights hereunder. The provisions of Section 14.1 of this Agreement shall not apply to any notice given by Almaden under this Section 19.2.

Suite 709-837 West Hastings Street, Vancouver, B.C. V6C 3N6
Phone: 604-687-1828 Fax: 604-687-1858

Shall be replaced with:

19.2 Time will be of the essence in the performance of this Agreement Notwithstanding the generality of the foregoing, Sunburst agrees to proceed expeditiously with the initial public offering and the listing referenced in in Section 3.3.(b) hereof in an expeditious manner and agrees that if such listing is not completed by ***July 31, 2011*** *then Almaden may by written notice terminate this agreement and upon giving of such notice this agreement shall be at an end and Sunburst will have no rights hereunder. The provisions of Section 14.1 of this Agreement shall not apply to any notice given by Almaden under this Section 19.2.*

Yours very truly,

SUNBURST EXPLORATION INC.

Per: ______________________

Authorized Signatory

Accepted and agreed to this _____ day of May 20, 2011 by:

ALMADEN MINERALS LTD.

Per: ______________________

Authorized Signatory

Suite 709-837 West Hastings Street, Vancouver, B.C. V6C 3N6
Phone: 604-687-1828 Fax: 604-687-1858